Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS OF

ELIZABETH ARDEN, INC.

Pursuant to the approval granted by the Board of Directors of Elizabeth Arden, Inc. (the “Corporation”), in a meeting held on June 16, 2016, and the subsequent resolution contained in the minutes of the meeting of the same date, the Amended and Restated By-laws of the Corporation, dated as of August 19, 2014 (the “Bylaws”) were amended as follows, effective as of the date set forth below:

“RESOLVED, that Article VI of the Corporation’s Bylaws be, and hereby is, amended to include the addition of the following Section:

Section 6. Forum for Adjudication of Disputes.

(a) To the fullest extent permitted by law, unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders; (iii) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to any provision of the Act or the Articles or these Bylaws (as either may be amended from time to time), including, without limitation, any action to interpret, apply, enforce or determine the validity of the Articles or these Bylaws (as either may be amended from time to time); or (iv) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine shall be the Circuit Civil Complex Litigation Unit (the “Circuit Civil Unit”) of the Circuit Civil Division of the Seventeenth Judicial Circuit Court in and for Broward County, Florida (to the extent that the rules of the Circuit Civil Unit allow for such case to be brought there), or, if the Circuit Civil Unit cannot or otherwise will not take such case, then the general civil division of the Seventeenth Judicial Circuit in and for Broward County, Florida (or, if no state court located within the State of Florida has jurisdiction, the federal district court for the Southern District of Florida).

(b) If any provision or provisions of this Section 6 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 6 (including, without limitation, each portion of any sentence of this Section 6 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

Except as specifically amended herein, all other terms and conditions of the Bylaws shall remain the same and in full force and effect.